Mail Stop 3561

August 15, 2006

Via US Mail and Facsimile

Mr. Joao Mauricio Giffoni de Castro Neves
Chief Financial Officer
Companhia De Bebidas Das Americas-Ambev
Rua Dr. Renato Paes de Barros, 1017 – 4th Floor
04530-001 Sao Paulo, SP
Federative Republic of Brazil

> **Re:** **American Beverage Company-AmBev**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15194**

Dear Mr. de Castro Neves:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief